Exhibit 99.1

SUPER HI INTERNATIONAL HOLDING LTD.

特海国际控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

List of Directors and their Roles and Functions

The members of the board (the “Board”) of directors (the “Director(s)”) of SUPER HI INTERNATIONAL HOLDING LTD. with effect from July 1, 2024 are set out below:

Ms. SHU Ping (舒萍)	(Chairlady of the Board and Non-executive Director)
Ms. June YANG Lijuan (楊利娟)	(Executive Director)
Mr. LI Yu (李瑜)	(Executive Director)
Ms. LIU Li (劉麗)	(Executive Director)
Mr. TAN Kang Uei, Anthony (陳康威)	(Independent non-executive Director)
Mr. TEO Ser Luck (張思樂)	(Independent non-executive Director)
Mr. LIEN Jown Jing, Vincent (連宗正)	(Independent non-executive Director)

There are three Board committees. The table below provides membership information of these committees on which each Board member serves.

Committee	Audit Committee	Remuneration Committee	Nomination Committee
Director
Ms. SHU Ping (舒萍)		Member	Chairlady
Ms. June YANG Lijuan (楊利娟)
Mr. LI Yu (李瑜)
Ms. LIU Li (劉麗)
Mr. TAN Kang Uei, Anthony (陳康威)	Member	Member	Member
Mr. TEO Ser Luck (張思樂)	Chairman	Member	Member
Mr. LIEN Jown Jing Vincent (連宗正)	Member	Chairman	Member

Singapore, July 2, 2024